
02006508


FEB 27 2002
340
WASH D.C.
SECTION

BB 3/4

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 47809 |

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KENNY SECURITIES CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7711 CARONDELET AVE., SUITE 900
(No. and Street)

ST. LOUIS, MO 63105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN J. KENNY 314-726-4777
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KOSSMEYER, CARL FRANCIS
(Name — *if individual, state last, first, middle name)*

7711 CARDONDELET AVE., SUITE 300 ST. LOUIS, MO 63105
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/02

# OATH OR AFFIRMATION

I, JOHN J. KENNY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KENNY SECURITIES CORPORATION, as of DECEMBER 31, 19 XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____________________

____________________

____________________

John J Kenny
Signature

PRESIDENT
Title

Anita Sievers
Notary Public


ANITA SIEVERS
Notary Public - Notary Seal
STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. JUNE

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**KENNY SECURITIES CORPORATION**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2001**



CARL F. KOSSMEYER, CPA
7711 Carondelet Avenue Suite 300 St. Louis MO 63105 Phone 314-862-4646 Fax 314-862-4001

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Kenny Securities Corporation

We have audited the accompanying statement of financial condition of Kenny Securities Corporation (a wholly owned subsidiary of Kenny Capital Management, Inc.) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenny Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Carl F. Kossmeyer, CPA

February 19, 2002
St. Louis, Missouri

KENNY SECURITIES CORPORATION

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2001**

ASSETS

| | |
|---|---|
| Assets: | |
| Cash | $ 66,059 |
| Receivable from clearing organization | 37,973 |
| Accounts receivable | 18,203 |
| Deposits with clearing organizations | 100,000 |
| Securities owned, at cost | 1,225 |
| Securities held for investment | 51,575 |
| Receivable from parent company and affiliate | 643,780 |
| Equipment and leasehold improvements, net | 14,435 |
| Other assets | 12,738 |
| | $ 945,988 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable, accrued expenses and other commitments and contingencies | $ 16,773 |
| Payable to officer | 18,046 |
| Total liabilities | 34,819 |
| | |
| Stockholder's equity: | |
| Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding | 1 |
| Additional paid-in capital | 726,004 |
| Retained earnings | 185,164 |
| Total stockholder's equity | 911,169 |
| | $ 945,988 |

The accompanying notes to the financial statements are an integral part of this financial statement.

## KENNY SECURITIES CORPORATION

## STATEMENT OF OPERATIONS
**For the Year Ended December 31, 2001**

| | |
|---|---|
| Revenues: | |
| Commissions | $ 310,251 |
| Professional service fees | 293,069 |
| Investment gains | 140,660 |
| Interest and dividend income | 2,863 |
| Other | 2,627 |
| | 749,470 |
| Expenses: | |
| Employee compensation and benefits | 303,958 |
| Occupancy | 77,195 |
| Communication expenses, clearance and other fees | 214,994 |
| Interest expense | 1,353 |
| Other expenses | 193,953 |
| | 791,453 |
| Income (loss) before income taxes | (41,983) |
| Income tax benefit | 7,958 |
| Net income (loss) | $ (34,025) |

The accompanying notes to the financial statements
are an integral part of this financial statement.

## KENNY SECURITIES CORPORATION

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### For the Year Ended December 31, 2001

| | Common Stock | | Additional Paid-In | Retained |
|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings |
| Balance at December 31, 2000 | 100 | $ 1 | $ 726,004 | $ 219,189 |
| Net income (loss) | - | - | - | (34,025) |
| Balance at December 31, 2001 | 100 | 1 | $ 726,004 | $ 185,164 |

The accompanying notes to the financial statements are an integral part of this financial statement.

KENNY SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

| | |
|---|---|
| Cash flow from operating activities: | |
| Net income (loss) | $ (34,025) |
| Adjustments to reconcile net income to net cash (used in) operating activities: | |
| Depreciation and amortization | 9,133 |
| Deferred income taxes | (6,272) |
| Changes in operating assets and liabilities: | |
| (Increase) decrease in assets: | |
| Accounts receivable | (6,449) |
| Receivable from clearing organization | (24,882) |
| Securities held for investment | 54,328 |
| Other assets | 2,507 |
| (Decrease) in liabilities: | |
| Accounts payable, accrued expenses and other commitments and contingencies | (16,010) |
| Net cash (used in) operating activities | (21,670) |
| Cash flow from investing activities: | |
| Advances to parent company and affiliate | (71,105) |
| Net cash (used in) investing activities | (71,105) |
| Cash flow from financing activities: | |
| Advances from officer | 66,982 |
| Net cash provided by financing activities | 66,982 |
| Net decrease in cash | (25,793) |
| Cash, beginning of the year | 91,852 |
| Cash, end of the year | $ 66,059 |
| Supplemental disclosure of cash flow information: | |
| Interest paid | $ 1,353 |

The accompanying notes to the financial statements are an integral part of this financial statement.

## (1) Operations

Kenny Securities Corporation (the "Company") is a wholly-owned subsidiary of Kenny Capital Management, Inc. (the "Parent Company"). The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides investment research, brokerage services, market making, merger and acquisition services, and investment banking to its clients who are located throughout the United States. The Company is incorporated in the state of Delaware and is registered to conduct business in twenty-one states. The Company's operations are located in St. Louis, Missouri.

## (2) Summary of Significant Accounting Policies

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Revenue Recognition*

Commission revenues and related expenses on the sale of securities are recorded as of the trade date. Other fees and revenues are recorded when earned, together with related expenses.

*Securities Owned, At Cost*

Certain securities, which are not publicly traded, are valued at cost.

*Securities Held for Investment*

Securities held for investment, includes stock warrants valued at fair value. Fair value is based on quoted market prices. For those investments that are not actively quoted, fair value is derived using generally accepted industry valuation methods with a 60% discount. Unrealized gains and losses are reflected in revenues.

*Equipment and Leasehold Improvements*

Equipment and leasehold improvements are stated at cost. Major expenditures for property acquisitions and those expenditures which substantially increase useful lives are capitalized. Expenditures for maintenance, repairs, and minor replacements are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation or amortization are removed from the accounts and resulting gains or losses are included in operations.



(Continued)

**(2) Summary of Significant Accounting Policies (Continued)**

*Depreciation and Amortization*

The Company provides for depreciation and amortization using both straight-line and accelerated methods based upon the estimated useful lives of the assets.

*Income Taxes*

The Company is included in the consolidated federal income tax return of the Parent Company. In accordance with an agreement between the Parent Company and its subsidiaries, federal and state income tax expense is computed as if the individual companies were to file separate tax returns.

Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

**(3) Securities Owned, At Cost**

Non-publicly traded equity securities are valued at cost.

**(4) Equipment and Leasehold Improvements**

Equipment and leasehold improvements consists of the following at December 31, 2001:

| | | |
|---|---|---|
| Equipment | $ | 72,111 |
| Leasehold improvements | | 2,470 |
| | | 74,581 |
| Accumulated depreciation and amortization | | 60,146 |
| | $ | 14,435 |

Depreciation and amortization expense on equipment and leasehold improvements for the year ended December 31, 2001 was $9,133.

**(5) Leases**

The Company leases its St. Louis office facility under an operating lease which expires in July, 2003. The Company also leases certain equipment under various leases ranging from three to five years. Total lease expense for the year ended December 31, 2001 was $68,166.

Future minimum lease payments required under the leases that have remaining noncancellable lease terms in excess of one year as of December 31, 2001 are as follows:

KENNY SECURITIES CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

**(5) Leases (Continued)**

| Year ending December 31: | | |
|---|---|---|
| 2002 | $ | 69,769 |
| 2003 | | 44,094 |
| 2004 | | 6,372 |
| 2005 | | 1,062 |
| | $ | 121,297 |

**(6) Income Taxes**

The provision for income taxes consists of the following at December 31, 2001:

| | | |
|---|---|---|
| Deferred benefit for federal and state income taxes | $ | (6,272) |
| Current benefit for federal and state income taxes | | (1,686) |
| Income tax benefit | $ | (7,958) |

**(7) Net Capital Requirements**

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. As of December 31, 2001, the Company's net capital was $211,684, which exceeded the net capital requirements of $100,000 by $111,684, and its ratio of aggregate indebtedness to net capital was .16 to 1.

**(8) Exemption from Rule 15c3-3**

At December 31, 2001, the Company qualified for exemption from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

**(9) Related Party Transactions**

The Parent Company, which is the 100% shareholder of the Company, also owns 100% of the outstanding stock of Nicholson-Kenny Capital Management, Inc. ("affiliate"). At December 31, 2001, the following amounts were outstanding:

| | | |
|---|---|---|
| Due from Parent Company | $ | 348,623 |
| Due from affiliate | $ | 295,157 |
| Due to officer | $ | 18,046 |

## (10) Litigation

In an arbitration matter pending before the NASD, the Company has been named as a defendant, along with one of the Company's employees and another broker/dealer. The complaint covers conduct which allegedly took place at another broker/dealer. The claimant alleges excessive trading, misrepresentations and fraudulent conduct. The claimant seeks actual damages, plus punitive damages. Some discovery has been conducted, however, the arbitration hearing has not been scheduled to date.

Management believes that the above litigation is without merit. Likewise, Management believes that its defenses are meritorious and, should a negative outcome occur, it will not have a material adverse impact on the financial position, results of operations, or cash flows of the Company.

## (11) Concentrations

Currently, the Company utilizes the services of one clearing organization for all of its securities transactions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers and individual investors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## (12) Significant Estimate – Securities Held For Investment

As noted in Footnote 2 above, the securities held for investment account, at December 31, 2001 includes warrants on stock for which the underlying stock covered by the warrants is restricted. The fair market value of these warrants is estimated using generally accepted industry valuation methods. These estimates may be subject to significant changes in the near term. The *near term* is defined as the period of time within one year from the date of the financial statements.

Securities held for investment include the following investments whose fair value have been estimated, using generally accepted industry valuation methods at December 31, 2001:

| | | |
|---|---|---|
| Stock warrants, at estimated fair value | $ | 53,069 |
| Value factor | x | 40% |
| Net estimated fair value | $ | 21,228 |

## KENNY SECURITIES CORPORATION

## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
## December 31, 2001

| | |
|---|---|
| Net capital | |
| Total stockholder's equity | $ 911,169 |
| Add: Deferred tax liability related to unrecognized appreciation of securities held for investment | - |
| Total capital | 911,169 |
| Deduction for non-allowable assets | 693,784 |
| Net capital, before haircuts | 217,385 |
| Less haircuts | 5,701 |
| Net capital | $ 211,684 |
| Computation of basic net capital requirement: | |
| Minimum net capital required | $ 100,000 |
| Excess net capital | $ 111,684 |
| Aggregate indebtedness: | |
| Accounts payable, accrued commissions | $ 34,819 |
| Ratio of aggregate indebtedness to net capital | .16 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART II OF FORM X-17-A-5, AS OF DECEMBER 31, 2001)

| | |
|---|---|
| Net capital as reported in the Company's Part II-A Focus Report as of December 31, 2001 (unaudited) | $ 211,628 |
| Less: Decrease in deferred tax liability related to non-allowable assets | (6,272) |
| Increase in non-allowable assets | (1,686) |
| Add: Increase in stockholder's equity | 8,014 |
| Net capital per above, as of December 31, 2001 | $ 211,684 |

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

The Company is exempt under Section (k)(2)(ii) as a broker/dealer which does not carry customer accounts.

## SCHEDULE III
## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

The Company is exempt as a broker/dealer which does not carry customer accounts.

## SCHEDULE IV
## SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2001

The Company has no liabilities subordinated to claims of general creditors.

## SCHEDULE V
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

The Company was in compliance with the conditions of exemption.

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder and Board of Directors
Kenny Securities Corporation

In planning and performing our audit of the financial statements of Kenny Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Carl F. Kossmeyer, CPA

February 19, 2002
St. Louis, Missouri